Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated interim financial statements and notes thereto for the nine months ended September 30, 2005, and the audited consolidated financial statements and MD&A for the year ended December 31, 2004 contained in the 2004 annual report for Canadian Superior Energy Inc. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. The following discussion and analysis refers primarily to the first nine months of 2005 and the third quarter of 2005 compared with the same periods in 2004 unless otherwise indicated. The calculation of barrels of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Management’s Discussion and Analysis contains the term “cash flow from operations”, which is determined before changes in non-cash working capital and should not be considered an alternative to, or more meaningful than, “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”). Canadian Superior’s determination of cash flow from operations may not be comparable to that reported by other corporations. A reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the audited financial statements. The Corporation also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding in a manner consistent with the calculation of earnings per share.

The MD&A contains forward-looking or outlook information regarding the Corporation. Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking or outlook information. These risks and uncertainties include, but are not limited to: commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchanges rates; and changes in environmental and other legislation and regulations.

NET INCOME AND CASH FLOW FROM OPERATIONS

	($000’s)			($ per boe)
Three months ended September 30	2005	2004	% change	2005	2004
Revenue	$14,982	$9,282	61	$60.21	$42.01
Royalties, net of ARTC	2,633	1,878	40	10.58	8.50
Production and operating expenses	2,087	1,870	12	8.39	8.46
Operating Netback	10,262	5,534	85	41.24	25.05
General and administrative expenses	1,176	897	31	4.73	4.06
Net interest expense (income)	154	39	295	0.62	0.18
Large Corporations Tax	61	72	(15)	0.25	0.32
Cash Flow from Operations	8,871	4,526	96	35.65	20.49
Depletion and amortization	6,274	6,204	1	25.21	28.08
Future income tax (recovery)	604	(203)	(398)	2.43	(0.92)
Stock compensation expense	498	792	(37)	2.00	3.58
Net income (loss)	$1,495	$(2,267)	(166)	$6.01	$(10.26)

	($000’s)			($ per boe)
Nine months ended September 30	2005	2004	% change	2005	2004
Revenue	$35,910	$27,670	30	$52.13	$40.38
Royalties, net of ARTC	6,128	4,796	28	8.90	7.00
Production and operating expenses	5,212	5,166	1	7.57	7.54
Operating Netback	24,570	17,708	39	35.67	25.84
General and administrative expenses	4,004	3,191	25	5.81	4.66
Net interest expense (income)	514	38	1,253	0.75	0.05
Large Corporations Tax	63	205	(69)	0.09	0.30
Cash Flow from Operations	19,989	14,274	40	29.02	20.83
Depletion and amortization	16,111	16,416	(2)	23.39	23.95
Future income tax (recovery)	672	(570)	(218)	0.98	(0.83)
Stock compensation expense	1,593	1,732	(8)	2.31	2.53
Net income (loss)	$1,613	$(3,304)	(149)	$2.34	$(4.82)

The Corporation recorded a net income of $1.5 million (0.01 per share) in the third quarter of 2005 up from a net loss of $2.3 million ($0.02 per share) recorded in the third quarter of 2004. In the first nine months of 2005, the Corporation posted a net income of $1.6 million (0.1 per share) compared to a net loss of $3.3 million (0.03 per share) over the same period in 2004.

Cash flow from operations in the third quarter of 2005 increased 96% to $8.9 million from $4.5 million in 2004. For the nine months ended September 30, 2005, cash flow of $20.0 million was up 40% from 2004 cash flow of $14.3 million. Higher product prices received in 2005 combined with increased product volumes were the primary contributor to the cash flow increases.

PRODUCTION, PRICING AND REVENUE

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
Natural Gas
Average Daily Production (mcf/d)	12,345	10,490	11,609	11,263
Average Sales Price ($/mcf)	$9.86	$6.41	$8.42	$6.68
Natural Gas Revenue ($000’s)	$11,194	$6,287	$26,697	$20,716

Oil & NGLs
Average Daily Production (bbl/d)	647	653	588	624
Average Sales Price ($/bbl)	$63.60	$48.94	$57.35	$40.52
Oil & NGLs Revenue ($000’s)	$3,788	$2,995	$9,213	$6,954

Barrels of Oil Equivalent (6:1)
Average Daily Production (boe/d)	2,705	2,401	2,523	2,501
Average Sales Price ($/boe)	$60.21	$42.01	$52.13	$40.38
Total Oil & Gas Revenue ($000’s)	$14,982	$9,282	$35,910	$27,670

Daily production for the third quarter of 2005 averaged 2,705 boe/d which was up 13% from 2004 production of 2,401 boe/d. The increased production is the result of increased well tie-ins and operational efficiencies in the third quarter which were previously hampered by poor weather conditions. Average daily production for the nine months ended September 30, 2005, increased to 2,523 boe/d, up from 2,501 boe/d recorded in 2004.

Oil and gas revenue before royalties during the third quarter of 2005 increased 61% to $15.0 million as compared to $9.3 million in 2004. For the first nine months of 2005, oil and gas revenues of $35.9 million were 30% higher than 2004 revenues of $27.7 million. The revenue increases are due to increased production volumes brought on in the third quarter of 2005 as well as higher average prices achieved. The average sales price for the third quarter of 2005 was $60.21/boe ($9.86/mcf for natural gas and $63.60/bbl for oil and NGLs) up 43% from $42.01/boe in 2004 ($6.41/mcf for natural gas and $48.94/bbl for oil and NGLs). Average sales prices for the first nine months of 2005 averaged $52.13/boe ($8.42/mcf for natural gas and $57.35/bbl for oil and NGLs) up 29% from $40.38/boe recorded in 2004 ($6.68/mcf for natural gas and $40.52/bbl for oil and NGLs). Gas volumes of 12,345 mcf/d during the third quarter of 2005 increased 18% compared to 10,490 mcf/d in the same period in 2004, while oil volumes remained relatively flat at 647 bbls per day in the third quarter of 2005 from an average of 653 bbls per day produced in 2004. Nine month average gas volumes of 11,609 mcf/d for 2005 were up 3% from 11,263 mcf/day recorded over the same period in 2004 while oil volumes of 588 bbls/d for the nine months were down 6% from 2004 sales of 624 bbls/d.

HEDGING

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes to protect the Corporation against negative commodity price movements and are not used for trading or other speculative purposes. These 2005 activities resulted in a gain of $83,086 which was recorded as an increase in oil and gas revenues during the period.

At September 30, 2005 the Corporation had the following contracts in place:

Contract	Volume	Price	Term
Costless Collar	100 bbls/d	$43.85 - $51.00 USD/bbl WTI	April 1, 2005 – December 31, 2005
Fixed Price	1000 gj/ Per day	10.08/gj (Aeco)	November 1, 2005 – March 31, 2006

At September 30, 2005, the estimated fair value of the above financial instruments was a loss of $684,000.

ROYALTIES

Royalties, net of the Alberta Royalty Tax Credit of $125,000, for the third quarter of 2005 of $2.6 million, are up 40 percent from $1.9 million recorded in 2004. For the first nine months, royalties, net of the Alberta Royalty Tax Credit of $375,000, were $6.1 million, up 28% from $4.8 million recorded in 2004. Increased product prices are the main contributor to higher royalties in 2005. Lower royalties were attributed to 2004 which resulted from a $0.8 million royalty rebate, booked in the second quarter of 2004, relating to capital expenditures incurred in 2002 and 2003. The average royalty rate for the third quarter of 2005 was 17.6% of total revenues compared to 2004 royalties of 20.2%. The average royalty rate for the first nine months of 2005 was 17.1% of total revenues, compared to 2004 crown royalty rate of 20.2% (prior to the royalty rebate).

PRODUCTION AND OPERATING EXPENSES

Third quarter production and operating expenses of $2.1 million were 12% higher than 2004 expenses of $1.9 million. Production and operating expenses for the first nine months of 2005 of $5.2 million were flat with 2004 expenditures. On a boe basis, third quarter 2005 production and operating expenses of $8.39/boe, were down slightly from $8.46/boe in 2004 while nine month production and operating expenses of $7.57/boe was consistent with the first nine month rate for 2004 of $7.54/boe. Production and operating expenses for the third quarter of 2005 were impacted with additional work over expenditures of $315,000.

GENERAL AND ADMINISTRATIVE EXPENSES

During the third quarter of 2005, G&A charges increased to $1.2 million, up 31% from $0.9 million recorded in 2004. For the first nine months, G&A charges were $4.0 million up 25% from $3.2 million recorded in 2004. On a unit of production basis, G&A expenses for the quarter increased 17 percent to $4.73 per boe for 2005 from $4.06 per boe recorded in 2004, while nine month expenses increased to $5.81 per boe up 25% from $4.66 recorded in 2004. The main reason for the increase in general and administrative costs is an increase in insurance costs, bank re-financing fees and increased staffing requirements including our Trinidad office.

STOCK BASED COMPENSATION EXPENSE

In September 2003, the CICA issued an amendment to section 3870 “Stock based compensation and other stock based payments”. The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Company implemented this amended standard in 2004. During the third quarter, the company recorded $0.5 million in stock based compensation expense for 2005, down from $0.8 million in 2004. Stock based compensation for the first nine months of 2005 was $1.6 million which was down 8% from $1.7 million reported in 2004.

INTEREST

During the third quarter of 2005 the Corporation paid $212,000 in interest on its revolving production loan facility compared to $147,000 in 2004. For the first nine months of 2005, the Company paid $724,000 in interest in 2005, up from $447,000 paid in the first nine months of 2004. Increased interest expense is the result of higher average credit facility draws in 2005 compared with 2004. At the end of the first nine months of 2005, the Company had a drawn balance of $14.2 million on its $25.0 million revolving loan production facility.

Interest income of $58,000 was earned in the quarter by the Corporation in 2005 on its Offshore Nova Scotia license term deposits compared to $108,000 earned in 2004. For the nine months, interest income was $210,000 compared to $409,000 earned in 2004.

DEPLETION AND AMORTIZATION

Depletion and amortization expense for the third quarter of 2005 totaled $6.3 million, up slightly from $6.2 million recorded in 2004. For the first nine months of 2005, depletion and amortization expense totaled $16.1 million, down from $16.4 million recorded in 2004. Depletion expenses are high for a company our size because of the large expenditures required to evaluate and drill offshore wells on the East Coast. Certain East Coast exploration and drilling costs have been included in the depletable pool, with no corresponding increase in reserves.

TAXES

The Corporation recorded current taxes only in respect of the federal Large Corporations Tax. The Large Corporations Tax is based on the Corporation’s year-end book value, and was $144,000 in 2005 compared to $205,000 recorded in 2004. Lower tax rates and an increase in the allowed capital deduction claim resulted in the reduction of taxes payable. The 2005 amount was offset by an over accrual of Large Corporation Tax in 2004 of $81,000 resulting in a net $63,000 charge to corporate tax expense for the period. As a result of the net income before income taxes of $2.3 million reported in 2005, future income taxes of $672,000 were recorded. The Corporation does not expect to be cash taxable in 2005.

CAPITAL EXPENDITURES

	Three Months Ended			Nine Months Ended
	September 30			September 30
($000’s)	2005	2004	% change	2005	2004	% change
Acquisition/(Disposition)	$0	$2,400	(100)	$(458)	$2,400	(119)
Exploration & Development	6,114	4,454	37	15,350	21,122	(27)
Plants & Facilities & Pipelines	1,538	1,900	(19)	2,773	5,010	(45)
Land & Lease	7,532	750	904	8,406	1,978	325
Capitalized Expenses	1,519	973	56	4,109	2,983	38
	$16,703	$10,477	59	$30,180	$33,493	(10)

During the third quarter of 2005, the Corporation incurred $16.7 million of capital expenditures compared to $10.5 million spent in the third quarter of 2004. For the first nine months of 2005, capital expenditures totaled $30.2 million compared to $33.5 million recorded during the same period in 2004.

SUMMARY OF QUARTERLY RESULTS

($000’s except production amounts)

	30-Sep-05	30-Jun-05	31-Mar-05	31-Dec-04	30-Sep-04	30-Jun-04	31-Mar-04	31-Dec-03
Production
Oil bbls/d	647	555	562	691	653	603	614	732
Gas mcf/d	12,345	11,375	11,092	12,209	10,490	11,428	11,882	11,431
Boe bbls/d	2,705	2,451	2,411	2,726	2,401	2,508	2,594	2,637

Gross revenue	14,982	10,808	10,120	11,014	9,282	9,315	9,072	8,614
Net income (loss)	1,495	13	105	(486)	(2,267)	(271)	0	(88)
Income (loss) per share	0.01	0.00	0.00	(0.01)	(0.02)	(0.00)	0.00	(0.00)
Cash flow from operations	8,871	5,775	5,343	5,968	4,526	5,312	4,436	3,676
Cash flow per share	0.08	0.05	0.05	0.06	0.04	0.05	0.04	0.04

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005, the Corporation has a $25.0 million revolving production loan facility of which $14.2 million was drawn. In addition, the Corporation completed a private placement financing consisting of 5.5 million special warrants at a price of $2.00 per special warrant for total proceeds of $11.0 million before financing costs of $275,000. The special warrants allow purchasers to acquire one common share of Canadian Superior Energy Inc. and one half warrant. Each full warrant allows holders to acquire one share of Canadian Superior Energy Inc. at a price of $2.50 to the end of June 30, 2006. These funds have been used to secure the license and prepare drilling operations on Block 5(c) in Trinidad. The Corporation has approximately $6.3 million in cash deposits available for corporate purpose

The Corporation’s 2005 Western Canadian exploration and development expenditures are expected to be primarily funded from operating cash flow. Additional cash may be required to fund planned 2005 and 2006 capital programs, including programs in Offshore Nova Scotia and Offshore Trinidad. These expenditures may be sourced from cash flow, additional equity financings and/or potential farmouts or joint ventures or releases of secured offshore term deposits as additional work expenditures are incurred.

BUSINESS RISKS

Companies engaged in the oil and gas industry are exposed to a number of business risks, estimates or projections, which can be described as operational and/or financial risks, many of which are outside of Canadian Superior’s control. More specifically, without restricting the generality thereof, these include risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks. In order to mitigate these risks, the Corporation has an experienced base of qualified personnel, both technical and financial, and maintains an insurance program that is consistent with industry standards.

At September 30, 2005, the Corporation had $14.4 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids. To the extent that expenditures are not incurred within the periods allowed, the Corporation would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.